Exhibit 99.2

NICE Inform Elite Wins ASTORS Award for Best 911 Center Solution

NICE recognized with platinum award for ability to automate 911
Quality Assurance and improve staff retention

Hoboken, N.J., February 26, 2024 – NICE (Nasdaq: NICE) today announced that NICE Inform Elite, a solution within the NICE Evidencentral suite, has been named to the ASTORS Awards-winner’s list. Sponsored by American Security Today, the ASTORS Awards recognize innovative solutions that support law enforcement, criminal justice and public safety agencies in their mission to fight crime and keep cities and communities safe and secure. NICE Inform Elite received the platinum award in the Best 911 Center Solution category.

Chris Wooten, Executive Vice President, NICE, said, “We are honored once again to be recognized by the ASTORS awards, now for the eighth consecutive year, for our ability to address pressing challenges for emergency communications centers, such as telecommunicator staff retention.”

In early 2023, NICE Public Safety & Justice conducted a survey of over seven hundred 911 center managers across the U.S. and Canada. The 911 Staff Performance and Retention survey revealed that employee retention issues loomed large for 911 centers, with annual telecommunicator turnover hovering around 20 percent.

With NICE Inform Elite’s automated Quality Assurance (QA) for 911 calls, emergency communications centers can complete more QA reviews in a fraction of the time. Through proactive Quality Assurance, supervisors can also identify and better support 911 telecommunicators who are struggling on the job, and provide fast, meaningful feedback, leading to greater confidence and satisfaction.

NICE Inform Elite also features intelligent dashboards with dozens of real-time metrics that provide instant visibility into what's performing and what isn’t. Supervisors are instantly alerted to performance issues so they can provide timely, targeted coaching and training.

As an example, the Anoka County (Minnesota) 911 Emergency Communications Center is now able to complete three times the number of 911 Quality Assurance reviews and identify struggling telecommunicators using NICE Inform Elite’s dashboard metrics. This has resulted in a 10 percent improvement in staff retention, equating to 5 fewer resignations per year.

For more information on NICE’s award-winning solutions visit the NICE Public Safety & Justice website.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.